Exhibit 4.7

GESCHÄFTSFÜHRER DIENSTVERTRAG	SERVICE CONTRACT FOR MANAGING DIRECTOR

Zwischen	between

Zentaris GmbH, vertreten durch die Gesellschafter-versammlung, Weismüllerstraße 50, 60314 Frankfurt am Main	Zentaris GmbH, represented by its shareholders’ meeting, Weismüllerstraße 50, 60314 Frankfurt am Main

- nachstehend “Gesellschaft” genannt -	- hereinafter referred to as the “Company”-

vertreten durch die Gesellschafterversammlung	represented by the shareholders’ meeting

und	and

Herrn Matthias Seeber, Flughafenstr. 6b, 60528 Frankfurt am Main	Mr Matthias Seeber, Flughafenstr. 6b, 60528 Frankfurt am Main

- nachstehend “Geschäftsführer” -	- hereinafter “Managing Director” -

Artikel 1 - Aufgabenbereich und Pflichten	Article 1 - Position and Scope of Duties

1.1       Herr Seeber ist mit Wirkung zum 1. Juli 2003 zum Geschäftsführer der Gesellschaft bestellt worden. Mit diesem Vertrag wird ein Dienstverhältnis zwischen den Parteien geschlossen. In seiner Funktion ist der Geschäftsführer neben dem Vorsitzenden der Geschäftsführung für die Leitung der Gesellschaft sowie - auf Verlangen der Gesellschafter - der Tochter- und Beteiligungsgesellschaften verantwortlich. Er vertritt die Gesellschaft gemeinsam mit einem anderen Geschäftsführer oder einem Prokuristen.

1.1        Mr Seeber has been appointed Managing Director of the Company effective 1 July 2003. By way of this contract, the parties enter into a service relationship. In his capacity as managing director, he is besides the Chairman of the Management Board responsible for the management of the Company and - upon request of the shareholders - of subsidiaries and associated companies. He represents the company together with a further Managing Director or the “Pro-kurist” (authorized signatory).

1.2       Die Gesellschafter behalten sich das Recht vor, jederzeit weitere Geschäftsführer zu bestellen und/oder andere und/oder weitere Tätigkeiten dem Geschäftsführer zuzuweisen oder Zuweisungen aufzuheben.

1.2       The shareholders may, at any time, appoint additional managers (“Geschäftsführer”) and/or assign different and/or additional responsibilities to the Managing Director or to cancel responsibilities.

Der Geschäftsführer wird seine Pflichten mit der Sorgfalt eines or-dentlichen Kaufmanns nach Maß-gabe der Bestimmungen dieses Vertrages, des Gesellschaftsvertrages, der Geschäftsordnung, der allgemeinen Richtlinien und besonderen Anweisungen der Gesell-schafter und der Gesetze erfüllen und dabei den Belangen der Ge-sellschaft in wirtschaftlicher, finan-zieller und organisatorischer Hinsicht Sorge tragen.

1.3       The Managing Director shall perform his duties as managing director by observing the diligence of a prudent businessman in accordance with the provisions of this Service Contract, the Company’s Articles of Associa tion, the Standing Orders for the Management Board, the general and specific directives or instruc tions given by the shareholders, and in accordance with the law. He will act in keeping with the economic, financial and organizational concerns of the company.

1.4 Der Geschäftsführer nimmt die Rechte und Pflichten des Arbeit-gebers im Sinne der arbeits- und sozialrechtlichen Vorschriften wahr.	1.4 The Managing Director will see to his rights and obligations of an employer according to labour and social law.

Artikel 2 - Nebentätigkeiten	Article 2 - Other Activities

Der Geschäftsführer verpflichtet sich, seine ganze Arbeitszeit und Arbeits-kraft der Gesellschaft zu widmen. Es ist ihm während der Dauer dieses Vertra-ges nicht gestattet, eine bezahlte oder	The Managing Director shall devote his full working time and ability to the Company’s business. Any other activity for or without remuneration including any part time work, is unbezahlte Tätigkeit auszuüben ein-schließlich einer Teilzeitbeschäftigung, es sei denn, es liegt eine ausdrückliche vorherige schriftliche Zustimmung der Gesellschafter vor. Die Erteilung oder Nichterteilung einer solchen Zustimmung steht in dem freien Ermessen der Gesellschafter.

subject to the explicit prior written consent of the shareholders. The shareholders may refuse to grant such consent without giving reasons therefore.

Artikel 3 - Genehmigungsbedürftige Geschäfte	Article 3 - Transactions Subject to Consent

Für alle Geschäfte, die über die regulä-re Tätigkeit der Gesellschaft hinausge-hen, bedarf der Geschäftsführer der vorherigen schriftlichen Zustimmung der Gesellschafter. Näheres, insbeson-dere der Umfang der zustimmungs-pflichtigen Geschäfte, ergibt sich aus der Geschäftsordnung der Geschäftsführung.

The Managing Director shall obtain the prior written approval of the shareholders to effect any transactions outside the usual scope of business. Details, particularly with respect to such transactions that require consent of the Quotaholders´ meeting, are evident from the management guidelines.

Artikel 4 - Erfindungen	Article 4 - Inventions

4.1 Alle Rechte an Erfindungen, un-abhängig von ihrer Patent- oder Gebrauchsmusterschutzfähigkeit, an technischen Verbesserungsvor-	4.1 All rights pertaining to inventions, whether patentable or not, and to proposals for technical improvements made and to schlägen und an Computersoftware, die von dem Geschäftsführer während der Dauer dieses Ver-trages gemacht und entwickelt werden (insgesamt im Folgenden “Erfindungen” genannt) stehen ausschließlich der Gesellschaft zu, ohne dass eine zusätzliche Vergü-tung gezahlt wird. Der Geschäfts-führer hat die Gesellschaft oder eine von ihr benannte Person unverzüglich über Erfindungen in Kenntnis zu setzen und die Gesell-schaft bei der Erlangung von Pa-tentschutz oder sonstigen gewerblichen Schutzrechten auf Wunsch zu unterstützen.

computer software developed by the Managing Director (hereinafter jointly called “Inventions”) during the term of this Service Contract shall be deemed acquired by the Company without paying extra compensation therefore. The Managing Director shall inform the Company or a person designated by the Company of any Inventions immediately in writing and shall assist the Company in acquiring patent or other industrial property rights, if the Company so desires.

4.2 Der vorstehende Absatz 4.1 gilt für alle Erfindungen, gleichgültig	4.2 Subsection 4.1 above shall apply to any Inventions no matter whether

(a) ob sie im Zusammenhang mit einem Geschäftszweig der Gesellschaft stehen oder nicht,	(a) they are related to the business of the Company or not,

(b) ob sie auf Erfahrungen der	(b) they are based on experience

Gesellschaft beruhen oder nicht,	and Know-how of the Company or not, or

(c) ob sie aus der dem Geschäftsführer bei der Gesellschaft obliegenden Tätigkeit ent-standen sind oder nicht, oder	(c) they are emanated from such duties of activities as are to be performed by the Managing Director within the Company, or

(d) ob sie während der betriebs-üblichen Arbeitszeit oder au-ßerhalb der Arbeitszeit ge-macht worden sind.	(d) they are materialized during or outside normal business hours of the Company.

4.3 Die Rechte der Gesellschaft an den ihr gemäß diesem Vertrag zuste-henden Erfindungen werden durch Änderungen dieses Vertrages und seiner Beendigung nicht berührt.	4.3 The Company’s right to Inventions acquired hereunder shall in no way be affected by any amendments to or the termination of this Service Contract.

Artikel 5 — Vergütung	Article 5 - Remuneration

5.1 Der Geschäftsführer erhält ein Bruttojahresgehalt von EUR 175.000, 00 (einhundertfünf-undsiebzigtausend) zahlbar in	5.1 The Managing Director shall be entitled to a gross annual salary in the amount of EUR 175,000.00 (one hundred

zwölf gleichen monatlichen Beträgen am Ende eines Monats. Das Bruttojahresgehalt wird jährlich mit Wirkung zum Beginn eines Kalenderjahres angepasst.	seventy-five thousand) to be paid at the end of each month in 12 equal monthly instalments. The annual salary will be revised yearly to be effective at the beginning of each calendar year.

5.2       Der Geschäftsführer hat zusätzlich Anspruch auf einen jährlichen Bonus, sofern die betriebswirtschaftlichen Ergebnisse der Gesellschaft einen solchen rechtfertigen. Bei der Bemessung des Bonus wird neben dem wirtschaftlichen Erfolg der Gesellschaft auch das Erreichen individueller Ziele, die jähr-lich zwischen den Parteien festzulegen sind, berücksichtigt. Für das Geschäftsjahr 2006 soll, sofern die betriebswirtschaftlichen Ergebnisse der Gesellschaft dies rechtfertigen, ein Bonus in Höhe von € 50.000 gezahlt werden.

5.2       The Managing Director shall additionally be entitled to an annual bonus, if the economic results of the company justify payment of such bonus. Bonus attainment will be assessed according to the economic success of the Company as well as the achievement of individual objectives as set forth between the parties on an annual basis. For fiscal year 2006 the Managing Director shall be entitled to a bonus of € 50,000, if the economic results of the company justify payment of such bonus.

5.3 Durch Zahlung der oben genannten Vergütung sind alle Tätigkeiten des Geschäftsführers nach die-	5.3 By payment of the above mentioned remuneration, all activities which the Managing Director has

sem Vertrag abgegolten. Insbesondere hat der Geschäftsführer keinen Anspruch auf Bezahlung von Überstunden oder Wochenendarbeit.	to perform under this Service Contract shall be compensated. In particular, the Managing Director shall not be entitled to any additional compensation of overtime work or work during weekends.

Artikel 6 - Nebenleistungen	Article 6 - Other Benefits

6.1       Reisekosten und sonstige notwendigen Auslagen, die von dem Geschäftsführer im Interesse der Gesellschaft aufgewendet werden, werden dem Geschäftsführer im Rahmen des in Deutschland steuerrechtlich Zulässigen erstattet.

6.1       Travel expenses and other necessary expenses incurred by the Managing Director in the furtherance of the Company’s business shall be reimbursed according to the guidelines of the Company and within the framework of the principles applicable in Germany for tax purposes.

6.2     Die Gesellschaft wird dem Geschäftsführer einen Dienstwagen entsprechend der bei der Gesellschaft geltenden Richtlinie für geschäftliche und private Zwecke zur Verfügung stellen. Alle Steuern, die durch das Recht des Geschäftsführers zur Privatnutzung des

6.2       The Company shall provide the Managing Director with a company car according to the Company’s guideline for business and private use. The value of the private use per month as determined by the German tax regulations for the particular type of car shall

Dienstwagens entstehen, werden von dem Geschäftsführer getragen. Alle sonstigen Kosten des Dienstwagens (Betriebs- und Unterhaltungskosten) trägt die Gesellschaft. Im Fall einer Freistellung ist der Wagen zurückzugeben, ohne dass der Geschäftsführer ein Zurückbehaltungsrecht oder Nutzungsausfallansprüche hätte.

constitute additional compensation to the Managing Director which will be subject to wage withholding tax. The costs of maintenance and use of the company car shall be borne by the Company. In case of a release from work the Company may take back the car at any time. In this case, the Managing Director shall have no right of retention and no damage compensation claim.

Artikel 7 - Arbeitsverhinderung	Article 7 - Inability to Perform Duties

7.1       Der Geschäftsführer ist verpflichtet, der Gesellschaft jede Arbeitsverhinderung und ihre voraussichtliche Dauer unverzüglich anzuzeigen. Auf Verlangen sind die Gründe der Arbeitsverhinderung mitzuteilen.

7.1      In case the Managing Director shall be unable to perform his duties under this Service Contract, he shall inform the Company of such absence and its prospective duration without delay. Upon request, he shall inform the Company for the reasons of such absence.

7.2 Im Falle unverschuldeter Arbeits-	7.2 In the event of incapacity to perform

unfähigkeit durch Krankheit oder Unfall erhält der Geschäftsführer bei Vorlage entsprechender ärztlicher Bescheinigungen für die Dauer von bis zu einem Jahr, längstens bis zur Beendigung dieses Dienstvertrages, sein monatliches Brutto-Grundgehalt gemäß Artikel 5 (5.1) dieses Vertrages weiter. Stirbt der Geschäftsführer während der Dauer dieses Dienstvertrages, so erhalten seine unterhaltsberechtigten Hinterbliebenen für einen Zeitraum von drei Monaten sein monatliches BruttoGrundgehalt gemäß Artikel 5 (5.1) dieses Vertrages.

the duties under this Service Contract due to illness or accident and without the Managing Director´s fault, he shall be entitled to a continuation of his monthly gross base salary according to Article 5.1 of this Service Contract for a duration of up to one year or, if earlier, until the end of this Service Agreement, provided the relevant doctor’s certificates are furnished. If the Managing Director dies during the term of this Agreement, his dependents can claim to be paid his monthly gross base salary according to Article 5.1 of this Service Contract for a duration of three months.

Artikel 8 – Urlaub	Article 8 – Vacation

8.1 Der Geschäftsführer hat Anspruch auf einen Urlaub von 30 Arbeitstagen; Samstage werden dabei nicht mitgerechnet.	8.1 The Managing Director shall be entitled to an annual vacation of 30 working days excluding Saturdays.

8.2 Der Zeitpunkt seines Urlaubes ist unter Berücksichtigung der betrieblichen Notwendigkeiten und den persönlichen Wünschen des Geschäftsführers in Abstimmung mit den Gesellschaftern festzulegen.	8.2 The time of vacation shall be determined in agreement with the shareholders, thereby taking into consideration the personal wishes of the Managing Director and the interests of the Company.

Artikel 9 – Verschwiegenheitspflicht	Article 9 – Confidentiality

9.1       Der Geschäftsführer verpflichtet sich, alle ihm anvertrauten oder sonst bekanntgewordenen geschäftliche, betrieblichen oder technischen Informationen, die sich auf die Gesellschaft oder deren Konzerngesellschaften beziehen und vertraulichen Charakter haben, Dritten nicht zu offenbaren und nicht für seine eigenen Zwecke zu verwenden. Dies gilt insbesondere hinsichtlich der Einzelheiten der Betriebsorganisation, hinsichtlich der Beziehungen zu Kunden und Auftraggebern und des technischen Know-How. Diese Verpflichtung gilt sowohl während der Dauer dieses Anstel-

9.1       The Managing Director shall not disclose to any third party or use for personal gain, any confidential technical or other business information which has been entrusted to him, or which has otherwise become known to the Managing Director and which relates to the Company or to any of its affiliated companies. In particular, no information may be disclosed concerning the organization of the business, the relation with customers and suppliers and the Company’s know-how. This obligation shall not expire upon termination of the Service Contract but shall continue to

lungsverhältnisses als auch nach seiner Beendigung.	remain in force thereafter.

9.2       Geschäftliche Unterlagen aller Art, einschließlich der auf dienstliche Angelegenheiten und Tätigkeiten sich beziehenden persönlichen Aufzeichnungen, sind sorgfältig aufzubewahren und dürfen nur zu geschäftlichen Zwecken verwendet werden. Das Anfertigen von Abschriften oder Auszügen sowie das Kopieren von Zeichnungen, Kostenberechnungen, Statistiken und ähnlichem und andere Ge-schäftsunterlagen ist nur für dienstliche Zwecke zulässig.

9.2       Business records of any kind, including private notes concerning Company affairs and activities, shall be carefully kept and shall be used only for business purposes. No copies or extract or duplicates of drawings, calculations, statistics and the like nor of any other business records may be copied or extracted for purposes other than for the Company’s business.

9.3       Bei Beendigung des Anstellungs-verhältnisses hat der Geschäftsführer von sich aus alle in seinem Besitz befindlichen Geschäftsunterlagen sowie Abschriften und Kopien davon herauszugeben; dem Geschäftsführer steht kein Zurückbehaltungsrecht zu.

9.3 Upon termination of this Service Contract, the Managing Director shall return all business records and copies thereof. The Managing Director shall have no right of retention.

Artikel 10 - Vertragsdauer und Kündigung	Article 10 - Term of Employment and Notice

10.1     Dieser Vertrag ist fest für fünf Jahre abgeschlossen, beginnend mit dem Bestellungsdatum nach Art. 1.1 dieses Vertrages. Das Anstellungsverhältnis endet jedoch spätestens mit Ablauf des Monats, in dem der Geschäftsführer das 65. Lebensjahr vollendet, ohne dass es einer Kündigung bedarf.

10.1     This Service Contract is entered into a fixed-term period of five years, starting from the beginning of the appointment according to Art. 1.1. It shall, however, end without the need to give notice not later than the expiry of the month during which the Managing Director attains age of 65.

10.2     Nach Beendigung des Befristungszeitraums nach Art. 10.1 wandelt sich das Dienstverhältnis in einen unbefristeten Vertrag. Jede Partei ist dann berechtigt, den Vertrag mit einer Frist von 6 Monaten zum Monatsende zu kündigen.

10.2     After the fixed-term period under Art.10.1, this Service Contract will turn indefinite. In this case, either party will be entitled to terminate this Contract by giving 6 months prior notice effective to the end of any calendar month.

10.3     Im Falle der Kündigung des Dienstverhältnisses nach Art. 10.2 ist die Gesellschaft berechtigt, den Geschäftsführer für die 6-monatige Restlaufzeit des Vertrages von seinen Dienstpflichten unter Fort-

10.5 In case this Contract has been terminated according to Art. 10.2, the Company is entitled to relieve the Managing Director from work at any time. In this case the Company shall continue zahlung seines Gehaltes zu entbinden. In diesem Falle kann die Gesellschaft dem Geschäftsführer das Recht einräumen, sich auch bereits während der Kündigungsfrist eine neue Beschäftigung zu suchen. Sollte er eine neue Beschäftigung aufnehmen, entfällt ab diesem Zeitpunkt die Pflicht der Gesellschaft zur Zahlung des Gehalts.

to pay the salary to the Managing Director for a period of 6 months after the notice has become effective. In case the Company admits the Managing Director to start a new employment within the cancellation period the Company shall be relieved from its obligation to pay said salary from the date of the new employment.

10.4 Die Kündigung bedarf der Schriftform, wobei Telefax und sonstige telekommunikative Übermittlungswege i. S. von § 127 Abs.2 BGB ausreichen.	10.4 Notice of termination must be given in writing; fax or any other telecommunication device within the meaning of Sec. 127 para. 2 German Civil Code will suffice.

10.5     Im Falle der Kündigung durch die Gesellschaft oder Æterna Zentaris Inc. erhält der Geschäftsführer eine Abfindung. Diese ist unabhängig von eventuellen Zahlungen gemäß Art. 10.3 und ist in jedem Fall vollständig und zusätzlich zu zahlen. Sie beläuft sich auf 12 Brut-tomonatsgehälter, wenn nicht ein Fall des Art. 10.6 vorliegt. Wenn die Voraus-

10.5     In case of termination by the Company or Æterna Zentaris Inc, the Company is obliged to pay the Managing Director a compensation for termination in an amount equal to twelve (12) months of the gross annual salary, unless Art. 10.6 applies. This compensation is independent setzungen der Art. 10.6, 10.7 gegeben sind, kommt nur diese Sonderabfindung zum tragen, in allen anderen Fällen der Vertragskündigung durch die Gesellschaft oder Æterna Zentaris Inc greift nur dieser Art. 10.5.

of the potential payments under Art. 10.3 above and becomes due fully and in addition to these potential payments. For the avoidance of doubt, in case Arts. 10.6 and 10.7 apply, only this Special Compensation has to be paid. In all other cases of termination by the Company or Æterna Zentaris Inc only this Art. 10.5 applies.

10.6 Der Geschäftsführer hat Anspruch auf eine “Sonderabfindung”, wenn beide der folgenden Bedingungen erfüllt sind: i) es kommt zu einer “Change of Control” und ii) der Vertrag wird innerhalb von zwölf (12) Monaten nach einer “Change of Control” gegen den Willen des Geschäftsführers durch Æterna Zentaris Inc. oder die Gesellschaft (es sei denn, “aus einem triftigen Grund”) oder durch den Geschäftsführer aus “gutem Grund” gekündigt.

10.6 The Managing Director will be entitled to a “Special compensation” if both conditions occur: i) there is a “change of control”, and ii) this Contract is terminated, except for “cause”, within a period of twelve (12) months following a “change of control”, involuntarily at the request of Æterna Zentaris Inc. or the Company or by the Managing Director for “good reason”.

10.7 Begriffserklärungen:	10.7 Definitions:

a)  Eine “Sonderabfindung” bezeichnet eine Einmalzahlung, die achtzehn (18) Monatsraten i) des Jahresbruttogehalts, ii) des maximalen Betrages des Bonus, auf den der Geschäftsführer in dem Jahr Anspruch gehabt hätte, in dem die “Change of Control” erfolgt ist, und iii) der Zusatzleistungen, berechnet auf Jahresbasis, einschließlich eines Zuschusses für das Dienstfahrzeug, jedoch unter Aus-schluss der Betriebskosten, sowie etwaiger Aktienoptionen, entspricht.

a)  The “Special compensation” means a lump sum of the equivalent of eighteen (18) months of i) the gross annual salary, ii) the maximum amount of the bonus to which the Managing Director would have been entitled in the year during which a “change of control” occurred and iii) the benefits, calculated on a yearly basis, including car allowance but excluding operating costs and excluding any stock options

b)  Eine “Change of Control” erfolgt beim Kauf oder bei der Übernahme des in Aktien ausgedrückten Eigentumsrechts an der Æterna Zentaris Inc., welches in jedem Fall fünfzig Prozent (50%) oder mehr der Stimmrechte im Zusammenhang mit den zu diesem Zeitpunkt ausstehenden Wertpapieren der Æterna Zentaris Inc. umfasst, oder bei Übertragung aller begebenen und ausstehenden Aktien der Gesellschaft oder der Æterna Zentaris Inc an einen neuen Eigentümer.

b)  A “change of control” occurred upon the purchase or the acquisition of the beneficial interest in securities of Æterna Zentaris Inc. representing in any circumstances fifty percent (50%) or more of the voting rights attaching to the then outstanding securities of Æterna Zentaris Inc. or the transfer of all issued and outstanding shares of the Company or Æterna Zentaris Inc to a new owner.

c)  Eine Kündigung des Vertrages gegen den Willen des Geschäftsführers “aus einem triftigen Grund” schließt die folgenden Fälle ein: Wenn der Geschäftsführer einen Betrug, einen Diebstahl, eine Unterschlagung oder eine andere, ähnlich gelagerte kriminelle Handlung begeht oder sich bei der Erfüllung seiner Pflichten eines schwerwiegenden Fehlverhaltens oder einer groben Fahrlässigkeit schuldig gemacht hat.

c)  Involuntary termination of the contract “for cause” includes the following: if the Managing Director commits any fraud, theft, embezzlement ot other criminal act of a similar nature and if the Managing Director is guilty of serious misconduct or wilful negligence in the performance of his duties.

d)  Ein “guter Grund” liegt vor, wenn ohne ausdrückliche schriftliche Einverständniserklärung des Geschäftsführers irgendeiner der folgenden Tatbestände eintritt: i) eine wesentliche Minderung der Gesamtbezüge des Geschäftsfüh-rers; ii) eine wesentliche Minderung oder Änderung der Pflichten, Befugnisse, Aufgaben oder Verantwortlichkeiten des Geschäftsführers oder eine Änderung der Geschäfts- oder Betriebsstruktur der Gesellschaft oder der Æterna Zentaris Inc, die sich in wesentlichem Umfang auf die Befugnisse oder die

d)  “Good reason” means the occurrence, without the Managing Director´s express written consent, of any of the following acts: i) a material reduction of the Managing Director´s total compensation; ii) a material reduction or change in the Managing Director´s duties, authority, responsibilities, accountability or a change in the business or corporate structure of the Company or Æterna Zentaris Inc which materially affects the Managing Director´s authority, compensation or ability to perform duties or responsibilities;

Bezüge des Geschäftsführers oder auf seine Fähigkeit zur Ausübung seiner Pflichten und Aufgaben auswirkt; und iii) eine erzwungene Versetzung.	and iii) a force relocation.

Artikel 11- Weitere Bestimmungen	Article 11- Final Provisions

11.1 Änderungen oder Ergänzungen, dieses Vertrages bedürfen der Schriftform.	11.1 Any amendments of or additions of this Service Contract shall be made in writing in order to be effective.

11.2     Dieser Vertrag und seine Auslegung unterliegen deutschem Recht und deutschem Gerichtsstand am Sitz der Gesellschaft. Bei Auslegungszweifeln entscheidet die deutsche Fassung dieses zweisprachigen Vertragstextes.

11.2     This Service Contract and its interpretation are governed by German law. The place of jurisdiction shall be the corporate seat of the Company. In cases of doubt, the German version of this bilingual Contract shall prevail.

11.3 Dieser Vertrag enthält die gesamte Vereinbarung zwischen den Par-teien. Bereits getroffene Vereinba-rungen zwischen den Parteien über ein Arbeits oder Dienstverhältnis	11.3 This Service Contract represents the entire agreement and understanding of the parties. This Contract supersedes and replaces all other previously issued contracts

werden hiermit aufgehoben. Über diesen Vertrag hinausgehende schriftliche oder mündliche Ab-sprachen sind nicht getroffen worden.	regarding the employment between the parties. No written or verbal agreements outside this Contract have been made.

11.4 Dieser Vertrag ersetzt den Geschäftsführerdienstvertrag zwischen den Parteien vom 01.07.2003.	11.4 This contract replaces the Service Contract for Managing Director between the parties dated July 01, 2003.

Datum:	Date:

Gesellschaft Geschäftsführer	Company

Geschäftsführer	Managing director